July 8, 2024

Lewis H. Bender
President, Chief Executive Officer and Chairman
Intensity Therapeutics, Inc.
1 Enterprise Drive, Suite 430
Shelton, CT 06484-4779

       Re: Intensity Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed July 3, 2024
           File No. 333-280681
Dear Lewis H. Bender:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jeffrey P. Schultz